

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Roop Lakkaraju
Chief Financial Officer
BENCHMARK ELECTRONICS INC
56 South Rockford Drive
Tempe, Arizona 85281

      Re: BENCHMARK ELECTRONICS INC
         Form 10-K for the Year Ended December 31, 2021
         Filed February 25, 2022
         File No. 001-10560

Dear Mr. Lakkaraju:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2021 Compared With 2020, page 33

1.   We note that you discuss your results of operations on a consolidated basis. Please revise your MD&A in future filings to also discuss the results of operations for each of your reportable segments. If you do not believe the segment information would provide information necessary for an understanding of your business, please advise. See guidance in Item 303(b) of Regulation S-K.

Consolidated Statements of Income , page 41

2. We note from your disclosure in Note 14 that your revenue is generated primarily from the sale of manufactured products built to customer specifications but that you also generate revenue from design, development and engineering services. We also note from your disclosure in the business section that your customer engagement focuses on three principal areas: Design and Engineering Services, Technology Solutions, and Manufacturing Services. Please provide for us the amount of revenue recognized from the sale of products and the amount recognized related to the sale of services for each period presented and tell us why you have not provide a breakout of revenue and cost of revenue by products and services on the face of the statements of income as required by Item 5-03(b)(1)-(2) of Regulation S-X. In addition, tell us if you track revenue for the three categories referenced above or for any of the related sub-categories detailed on pages 4-7 of the filing.

Notes to the Financial Statements
Note 13 - Segment and Geographic Information, page 61

3. Please tell us and revise future filings to disclose the nature of the items included in the "Corporate and intersegment eliminations" line item used to reconcile your segment profit and loss measure to the consolidated statements of income. See ASC 280-10-50-30 and -31.

Note 17 - Restructuring Charges, page 64

4. We note that you have undertaken multiple restructuring initiatives during the periods presented. For each restructuring program, please revise your disclosures to include the facts and circumstances leading to the expected activity and the expected completion date. In addition, for each major type of cost associated with the activity, disclose, in total and by segment, the total amount expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date. See guidance in ASC 420-10-50-1.

5. We note that you incurred $4.4 million of asset impairment charges in the Americas during fiscal 2021, as well as $5.7 million and $1 million of asset impairments in the Americas and Asia, respectively, during fiscal 2020. Please revise your footnotes in future filings to include the disclosures required by ASC 360-10-50-2, including a description of the impaired assets, the facts and circumstances leading to the impairment, the caption in the statement of income that includes the loss, and the methods for determining fair value.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing